Paul Berkowitz
(305) 579-0685
January 9, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attention: Brigitte Lippmann

Re:	MASTEC, INC. Amendment No. 1 to Registration Statement on Form S-1 Filed on December 20, 2005 File No. 333-129790
Ladies and Gentlemen:
     On behalf of our client, MasTec, Inc., a Florida corporation (the “Company”), transmitted herewith are the Company’s responses to the Staff’s comments to the Amendment No. 1 to Registration Statement on Form S-1 filed on December 20, 2005 (the “S-1”) which comments were set forth in a letter dated December 29, 2005 (the “Comment Letter”) to Alberto de Cardenas, Vice President and General Counsel of the Company. For ease of reference, we have reproduced comments set forth in the Comment Letter, as numbered, before each response below and have referred to the Amendment No. 2 to the S-1 (the “S-1/A”), which the Company has filed simultaneously with the delivery of this letter, where applicable. We have also attached to this Letter as Exhibit A, the statement that the Commission has requested from the Company.
Compensation of Directors, page 66
1.	Please discuss the new Deferred Fee Plan for the benefit of the company’s board of directors that is reported in your 8-K dated December 19, 2005.

RESPONSE:

The Company has included the requested disclosure regarding the new Deferred Fee Plan in the S-1/A.

Underwriters, page 75
2.	As requested in our prior letter, please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division’s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

RESPONSE:
       Morgan Stanley & Co. Incorporated (“Morgan Stanley”) has informed the Company that it does not intend to engage in any electronic sale, offer or distribution, except that it intends to make the prospectus available in electronic format on a web site maintained by Morgan Stanley and to send emails that link to the website, and it may send the prospectus by e-mail to certain prospective institutional investors upon request.
       Friedman, Billings, Ramsey & Co. (“FBR”) has informed the Company that it intends to offer and/or sell the securities electronically, which may include offering securities to certain of its Internet subscription customers via www.fbrdirect.com, allocating a limited number of securities for sale to its online brokerage customers, maintaining an electronic prospectus on its Internet website and sending a copy of the prospectus or a link to the prospectus on EDGAR via electronic mail. FBR has informed the Company that it’s procedures with respect to such electronic delivery of the prospectus are on file with the Division and are on the “pre-approved list” that is disseminated to the Staff. FBR has informed the Company that it has been advised by the Staff to refer future Staff reviewers to this “pre-approved list.”
* * * *

     Please call the undersigned with any questions or comments you may have regarding this letter. In addition, please send all written correspondence directly to the undersigned at Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717, with copies to Alberto de Cardenas, the Company’s Vice President and General Counsel, at 800 Douglas Road, Penthouse, Coral Gables, Florida 33134, telecopy (305) 406-1900.

Very truly yours,
/s/ Paul Berkowitz
Paul Berkowitz

Enclosures

cc:	MasTec, Inc. MasTec, Inc. Audit Committee BDO Seidman, LLP Pamela A. Long

EXHIBIT A
I, Austin J. Shanfelter, President and Chief Executive Officer of Mastec, Inc. (the “Company”), do hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 9, 2006	/s/ Austin J. Shanfelter
Austin J. Shanfelter
President and Chief Executive Officer